News Release Communiqué de Pressee

Exhibit 99.2
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Isabelle DESMET
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Patricia MARIE
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Paul FLOREN
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Franklin BOITIER
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Christine de CHAMPEAUX
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Philippe GATEAU
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Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
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Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
     UK: Total Announces A Significant Gas Condensate Discovery West Of Shetland
Paris – September 4, 2007 — Total announces a significant new gas condensate discovery in block 205/5a in approximately 610 metres of water, some 100 kilometres North West of the Sullom Voe Terminal on the Shetland Islands. Total, with a 47.5% interest, is the operator of this block awarded end 2004, alongside partners Eni UK Limited (22.5%), DONG E&P (UK) Limited (20.0%) and Chevron North Sea Limited (10.0%).
The Tormore discovery well 205/5a-1 was drilled to a total depth of 3936 metres and tested at 32 million cubic feet per day of gas with a condensate gas ratio of 75 barrels per million cubic foot.
This discovery lies 15 kilometres south west of the Total-operated Laggan discovery, which was successfully appraised in 2004.
“The reserves related to this discovery will be evaluated over the coming months and strengthen the gas potential of the area near the Lagan discovery in the West of Shetlands. This success illustrates Total’s commitment to contribute to the development of United Kingdom’s oil and gas resources”, declares Yves-Louis Darricarrère, Total’s President Exploration and Production.
Recent discoveries lifted the Group’s proved and probable reserves in the UK to over 1 billion barrels of oil equivalent end of 2006.
Total in the United Kingdom
Total E&P UK Limited is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of 280,000 barrels of oil equivalent per day in 2006. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole, La Défense 6, 92078 Paris la Défense Cedex, France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.